Filed Pursuant to Rule 424(b)(5)

Registration Statement No. 333-254439

SUPPLEMENT NO. 1

TO PROSPECTUS SUPPLEMENT DATED SEPTEMBER 23, 2021
(to Prospectus dated July 2, 2021)

abrdn Global Income Fund, Inc.

 Up to $18,633,084

Common Shares

This Supplement No. 1 to Prospectus Supplement (this “Supplement”) amends our prospectus supplement dated September 23, 2021 (the “Prospectus Supplement”). This Supplement should be read in conjunction with the Prospectus Supplement and the Prospectus dated July 2, 2021 (the “Prospectus”).

abrdn Global Income Fund, Inc. (the “Fund”) has entered into a sales agreement (the “Sales Agreement”) with JonesTrading Institutional Services LLC (“JonesTrading”) relating to its common shares of beneficial interest, par value $0.001 per share (“Common Shares”), offered by the Prospectus Supplement and the Prospectus. In accordance with the terms of the Sales Agreement, the Fund may offer and sell its Common Shares having an aggregate offering price of up to $35,000,000 from time to time through JonesTrading as its agent for the offer and sales of the Common Shares. Through the date of this Supplement, the Fund has sold an aggregate of 2,900,656 Common Shares resulting in gross proceeds to the Fund of $16,366,915.71 in accordance with the Sales Agreement under the Prospectus Supplement and Prospectus.

This Supplement updates the amount of Common Shares the Fund is eligible to sell under the Prospectus Supplement and Prospectus. As of January 9, 2023, the date we filed our Annual Report on Form N-CSR for the fiscal year ended October 31, 2022, the aggregate market value of the outstanding Common Shares held by non-affiliates, or the public float, was $59,282,512.88 , which was calculated based on 11,669,786 outstanding Common Shares held by non-affiliates at a price of $5.08 per share, the closing price of the Common Shares on January 9, 2023. Pursuant to certain Securities and Exchange Commission (“SEC”) rules, the Fund will not sell Common Shares pursuant to the Prospectus Supplement and the Prospectus, as amended by this Supplement, with a value of more than one-third of the public float of the Common Shares in any 12-month period, so long as the public float of the Common Shares is less than $75,000,000. As of the date of this Supplement, we have not offered and sold any Common Shares pursuant to the SEC rules noted above during the prior 12 calendar month period that ends on and includes the date hereof.

As a result of these limitations and the current public float of the Common Shares, and in accordance with the terms of the Sales Agreement, we may offer and sell our Common Shares having an aggregate offering price of up to $18,633,084 from time to time through JonesTrading. If the public float of the Common Shares increases such that the Fund may sell additional amounts, the Fund will file another supplement to the Prospectus Supplement prior to making additional sales.

Investing in the Fund’s Common Shares involves certain risks. You could lose some or all of your investment. See “Risk factors” on page 27 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus Supplement or the accompanying Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Supplement No. 1 to Prospectus Supplement is January 10, 2023.